AB 3/27/06

K9 3/31

SEC 06006702 MISSION

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING SECTION RECEIVED MAR 01 2006 WASHINGTON, D.C. 209

SEC FILE NUMBER
8- 52424

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Starlight Investments, LLC**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5100 San Felipe, Suite 171E
(No. and Street)

Houston	**Texas**	**77056**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bryan Emerson **(713) 225-3028**
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PKF Texas
(Name – *if individual, state last, first, middle name*)

5151 San Felipe, Suite 500	**Houston**	**Texas**	**77056**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED JUN 09 2006 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Bryan Emerson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Starlight Investments, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Bryan Emerson, FINOP

Title

Notary Public

DEBRA M. SCHAPS
Notary Public, State of Texas
My Commission Expires
December 01, 2007

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STARLIGHT INVESTMENTS, LLC

Financial Statements and Supplementary Information Required By SEC Rule 17a-5

December 31, 2005

STARLIGHT INVESTMENTS, LLC

December 31, 2005

Table of Contents

PANNELL
KERR
FORSTER
OF TEXAS, P.C.

Professional Advisors
5847 San Felipe, Suite 2400
Houston, Texas 77057
Phone: (713) 860-1400
Fax: (713) 355-3909
www.pkftexas.com

INDEPENDENT AUDITORS' REPORT

To the Member of
Starlight Investments, LLC

We have audited the accompanying statement of financial condition of Starlight Investments, LLC (the "Company") as of December 31, 2005, and the related statements of operations, changes in member's equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Commission. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Starlight Investments, LLC as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Pannell Kerr Forster of Texas, P.C.

February 2, 2006

STARLIGHT INVESTMENTS, LLC

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$ 9,398
Accounts receivable, net of allowance for doubtful accounts of $11,518	1,963
Total current assets	11,361
Computer equipment, net of accumulated depreciation of $1,200	1,524
Total assets	$ 12,885

Liabilities and Member's Equity

Accounts payable	$ 1,749
Total liabilities	1,749
Commitments and contingencies	-
Member's equity	11,136
Total member's equity	11,136
Total liabilities and member's equity	$ 12,885

See accompanying notes to financial statements.

STARLIGHT INVESTMENTS, LLC

Statement of Operations

Year Ended December 31, 2005

Revenues	$ 172,925
Expenses	
General and administrative	171,993
Registration and filing fees	14,481
Depreciation	915
Total expenses	187,389
Net loss	$ (14,464)

See accompanying notes to financial statements.

STARLIGHT INVESTMENTS, LLC

Statement of Changes in Member's Equity

Year Ended December 31, 2005

	Total Member's Equity
Balance at December 31, 2004	$ 19,600
Capital contributions	6,000
Net loss	(14,464)
Balance at December 31, 2005	$ 11,136

See accompanying notes to financial statements.

STARLIGHT INVESTMENTS, LLC

Statement of Cash Flows

Year Ended December 31, 2005

Cash flows from operating activities:	
Net loss	$ (14,464)
Adjustments to reconcile net loss to net cash used in operating activities:	
Depreciation expense	915
Change in allowance for doubtful accounts	11,518
Changes in operating assets and liabilities:	
Accounts receivable	(13,481)
Accounts payable	(1,251)
Net cash used in operating activities	(16,763)
Cash flows from financing activities:	
Capital contributions	6,000
Net cash provided by financing activities	6,000
Net decrease in cash and cash equivalents	(10,763)
Cash and cash equivalents - beginning of year	20,161
Cash and cash equivalents - end of year	$ 9,398

See accompanying notes to financial statements.

STARLIGHT INVESTMENTS, LLC

Notes to Financial Statements

December 31, 2005

Note 1 - General Information and Summary of Significant Accounting Policies

Description of business

Starlight Investments, LLC (the "Company") was formed on November 30, 1999, as a Texas Limited Liability Company and its member has personal limited liability for the obligations or debts of the entity. The Company is a broker-dealer of securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers.

Cash and cash equivalents

The Company considers all short-term highly liquid investments which are readily convertible into cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

Accounts receivable

The Company's accounts receivable are primarily amounts billed to independent consultants for expenses incurred by the Company on behalf of the consultants which are then reimbursed. As of December 31, 2005 the Company has provided an allowance for doubtful accounts in the amount of $11,518. Management believes the remaining accounts are fully collectible.

Computer equipment

Computer equipment is carried at cost. Depreciation is provided using the straight-line method over an estimated useful life of three years. Expenditures for significant acquisitions and improvements are capitalized while expenditures for maintenance and repairs are charged to operations.

Income taxes

The Company is not recognized as a taxable entity for Federal income tax purposes; thus, no income tax expense has been recorded in the financial statements. Taxable income of the Company is reported on the member's Federal tax return.

Revenue recognition policy

The Company recognizes revenues from commissions generated from facilitating the placement of equity and debt instruments for its clients and from providing financial services. Revenues are recognized when earned.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and

liabilities, and the reported amounts of revenue and expenses at the date of the financial statements. Actual results could differ from those estimates.

STARLIGHT INVESTMENTS, LLC

Notes to Financial Statements

December 31, 2005

Note 2 - Related Party Transactions

On October 30, 2000, the Company entered into a management agreement with an affiliate. From January 1, 2001 and until the agreement is terminated, the management fee is 90% of the Company's monthly adjusted net operating income, as defined. During the year ended December 31, 2005, the Company paid a total of $23,086 in management fees. By agreement of the Company and its affiliate, the remainder of the management fee for 2005 was waived indefinitely and can not be recouped in future periods.

Note 3 - Net Capital Requirements

In accordance with Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), the Company's aggregate indebtedness, as defined, shall not exceed 15 times its net capital. The Company must also maintain minimum net capital. As of December 31, 2005, the Company's net capital, as defined, of $9,612 exceeded the required minimum by $4,612 and its ratio of aggregate indebtedness to net capital was 0.182 to 1.0.

Note 4 - Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during the year. Therefore, the statement of changes in liabilities subordinated to claims of general creditors has not been presented for the year ended December 31, 2005.

Note 5 - Omission of Certain Reports

A computation for determination of reserve requirements pursuant to Rule 15c3-3 as specified by Rule 17a-5(d)(3) and information relating to possession or control of securities as specified by Rule 15c3-3 and Rule 17a-5(d)(3) were both omitted and are not required as the Company operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Company does not hold customer funds or securities.

The Securities Investor Protection Corporation ("SIPC") supplemental report specified by Rule 17a-5(e)(4) is omitted since the SIPC has suspended assessments based on net operating revenue.

SUPPLEMENTARY INFORMATION
PURSUANT TO RULE 17a-5 OF THE
SECURITIES AND EXCHANGE COMMISSION

SCHEDULE I
NET CAPITAL COMPUTATION
UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
FOR
STARLIGHT INVESTMENTS, LLC

Year Ended December 31, 2005

Net capital requirement, the greater of:		$ 5,000
1/15 of Aggregate Indebtedness	$ 117	
Minimum Dollar Requirement	$ 5,000	
Net capital		9,612
Excess (Deficiency) Net Capital:		$ 4,612
Aggregate indebtedness		$ 1,749
Excess net capital @ 1,000%		
(Net capital, less 10% aggregate indebtedness)		$ 9,437
Ratio of aggregate indebtedness to net capital		18.20%
Ratio of subordinated indebtedness to debt/equity total		N/A

Total assets		$ 12,885
Less - total liabilities		1,749
Net worth		11,136
Deductions from and/or charges to net worth		
Total non-allowable assets	1,524	
Other deductions or charges	-	
Total deductions from net worth		1,524
Net capital before haircuts on securities positions		9,612
Haircuts on securities	-	
Certificates of deposit and commercial paper	-	
U.S. and Canadian government obligations	-	
State and municipal government obligations	-	
Corporate obligations	-	
Stock and warrants	-	
Options	-	
Arbitrage	-	
Other securities	-	
Undue concentration	-	-
Net capital		$ 9,612

Reconciliation with the Company's Computation (included in Part II of Form X-17-A-5) as of December 31, 2005:

Net capital, as reported in the Company's Part II (unaudited) Focus Report	$ 9,398
Audit adjustment for management fee waived	214
Net capital, per above	$ 9,612

**INDEPENDENT AUDITORS' REPORT ON
INTERNAL CONTROL REQUIRED BY
RULE 17a-5
OF THE SECURITIES AND EXCHANGE COMMISSION**

PANNELL
KERR
FORSTER
OF TEXAS, P.C.

Professional Advisors
5847 San Felipe, Suite 2400
Houston, Texas 77057
Phone: (713) 860-1400
Fax: (713) 355-3909
www.pkftexas.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED
By RULE 17A-5 of the SECURITIES AND EXCHANGE COMMISSION

To the Member of
Starlight Investments, LLC

In planning and performing our audit of the financial statements and supplementary schedule of Starlight Investments, LLC (the "Company"), for the year ended December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11), and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons and reconciliation of differences required by Rule 17a-3.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of the design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the member, management, the SEC, the New York Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Pannell Kerr Forster of Texas, P.C.

February 2, 2006